Exhibit 34

News Release

April 6, 2010

Cash Store Financial announces agreement to acquire EZ Cash

EDMONTON, April 6, 2010 /CNW/ - The Cash Store Financial Services Inc. (“Cash Store Financial”) today announced its intent to acquire EZ Cash, a Saskatchewan-based regional payday loan provider with 14 locations throughout the Province of Saskatchewan.  Subject to the satisfaction of certain conditions, the $4.4 million cash acquisition is expected to conclude on or around April 26, 2010.

Cash Store Financial is the largest provider of alternative financial products and other financial services in Canada with a rapidly growing network of nearly 500 branches in over 200 communities nationwide.  The Company operates two of the most recognizable brands in Canada’s expanding short-term advance services market — The Cash Store and Instaloans.

Cash Store Financial expects to fully integrate all 14 EZ Cash locations into its current operations by converting them to the Company’s “Instaloans” banner. Cash Store Financial currently operates 18 “Cash Store” locations in Saskatchewan. The acquisition of EZ Cash will accelerate the Company’s plan to grow its overall national footprint through expansion of the Instaloans branch network.  For the 12 months ending December 31, 2009, EZ Cash’s revenue was $4.2 million.

Mr. Gordon Reykdal, Chairman and CEO commented, “The acquisition of EZ Cash is part of our ongoing strategy to further secure our position as the largest operator in Canada.  With the onset of industry regulation, many smaller operators are choosing to exit the market.  Consolidation within the short-term loan market is expected to provide further expansion opportunities. We will continue to explore all accretive opportunities as they arise.”

Mr. Reykdal further commented: “Our objective for fiscal 2010 has been to open between 70 and 80 branches, exclusive of acquisitions. I am very pleased to report that with the integration of EZ Cash into our operations, we will surpass 500 branches in operation by the end of April this year.  We are very enthusiastic about welcoming employees of EZ Cash to our growing Company. They have clearly built a strong business and will fit in well with our culture of growth and success.”

About The Cash Store Financial Services Inc. (Cash Store Financial)

Cash Store Financial is the only and largest short-term advance broker in Canada publicly traded on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial currently operates nearly 500 branches across Canada under the banners: The Cash Store and Instaloans.

The Cash Store and Instaloans act as brokers to facilitate short-term advances and as a provider of other financial services to income-earning consumers who may not be able to obtain them from traditional financial institutions. Cash Store Financial also provides a private-label debit card - the Freedom card and a prepaid credit card - the Freedom MasterCard, and other ancillary products including bank accounts.

Cash Store Financial employs 1,900 associates and is headquartered in Edmonton, Alberta.

For further information on Cash Store Financial please contact:

Gordon J. Reykdal, Chairman and Chief Executive Officer, Cash Store Financial, (780) 408-5118;

or

Nancy L. Bland, Chief Financial Officer, Cash Store Financial, (780) 732-5683

This News Release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. In particular this News Release contains forward-looking statements in connection with the Cash Store Financials goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form (“AIF”) dated August 26, 2009 under the heading “Risk Factors”. All material assumptions used in making forward-looking statements are based on management’s knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believes the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.